7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES
UNAUDITED 2011 FIRST QUARTER
FINANCIAL RESULTS

•	First quarter 2011 total net revenue increased 39.2% year-over-year to RMB420.7 million, exceeding guidance.
•	51 net hotels added in first quarter 2011 to a total of 619 hotels in operation.
•	First quarter 2011 adjusted EBITDA grew 31.6% year-over-year to RMB73.3 million.

GUANGZHOU, CHINA – May 11, 2011 - 7 Days Group Holdings Limited (“7 Days Group” or the “Company”) (NYSE: SVN), a leading and fast growing national economy hotel chain based in China, today announced its unaudited financial results for the first quarter of 2011.

First Quarter 2011 Financial Highlights

•	Total net revenues increased by 39.2% to RMB420.7 million (US$64.2 million)1, compared to RMB302.2 million for the same period in the fiscal year 2010.
•
Income from operations was RMB7.4 million (US$1.1 million), compared to RMB12.8 million in the first quarter of 2010. Non-GAAP income from operations increased by 16.4% to RMB18.2 million (US$2.8 million) from RMB15.6 million for the same period in the fiscal year 2010.

•
EBITDA was RMB62.5 million (US$9.5 million), compared to RMB52.9 million for the same period in 2010. Adjusted EBITDA increased by 31.6% year-over-year to RMB73.3 million (US$11.2 million). EBITDA margin was 14.9% as compared to 17.5% in the same period in the fiscal year 2010. Adjusted EBITDA margin was 17.4% compared to 18.4% in the same period in the fiscal year 2010.

•
Net income attributable to the Company’s ordinary shareholders was RMB4.3 million (US$0.7 million), compared to RMB5.7 million for the same period in the fiscal year 2010. Non-GAAP net income was RMB15.1 million (US$2.3 million), compared to RMB8.5 million for the same period in the fiscal year 2010.

•	Basic and diluted earnings per ADS2 were RMB0.09 (US$0.01). Non-GAAP basic and diluted earnings per ADS were RMB0.30 (US$0.05).
•	Net operating cash inflow was RMB97.5 million (US$14.9 million), an increase of 99.4% compared to RMB48.9 million in the same period in the fiscal year 2010.

1
The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States Dollars is solely for the convenience of the reader. RMB amounts included in this press release have been translated into U.S. dollars at the exchange rate of March 31, 2011 as set forth in the H.10 statistical release of the Federal Reserve Board, which was US$1.00 = RMB6.5483.  No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on March 31, 2011.

2	Each ADS represents 3 of the Company’s ordinary shares.

First Quarter 2011 Operational Highlights

•	Added 2 net leased-and-operated hotels and 49 net managed hotels in the first quarter 2011.
•	As of March 31, 2011, 7 Days Group had 619 hotels in operation, consisting of 323 leased-and-operated hotels and 296 managed hotels, representing a total of 61,795 rooms covering 96 cities.
•	As of March 31, 2011, there were 42 leased-and-operated hotels under conversion and 172 managed hotels contracted but not yet opened.
•
In the first quarter of 2011, occupancy rates for leased-and-operated hotels, managed hotels and all hotels were 85.7%, 79.0% and 82.8%, respectively, compared with 89.6%, 77.7% and 86.2%, respectively, in the first quarter of 2010. The year-over-year decrease in occupancy rates of leased-and-operated hotels in the first quarter was primarily a result of a record number of new hotels opened in the preceding two quarters and a higher proportion of new hotels in operation compared to the prior year period.

•
RevPAR3 for leased-and-operated hotels was RMB134.5 in the first quarter of 2011, compared to RMB142.5 in the same period in the fiscal year 2010, while RevPAR for managed hotels was RMB115.8 in the first quarter of 2011 compared to RMB115.7 in the first quarter of 2010. The year-over-year decrease in RevPAR in leased-and-operated hotels in the first quarter of 2011 was primarily a result of a higher proportion of new hotels opened in this quarter.

•	As of March 31, 2011, the number of 7 Days Club members increased by 69% to over 18.6 million from approximately 11.0 million as of March 31, 2010.

Recent Business Developments:

Mr. Alex Nanyan Zheng, 7 Days Group’s Chief Executive Officer and Director, commented, “I am pleased to report another solid quarter of growth in the first quarter of 2011, which demonstrates the Company’s rapid expansion and leadership in China’s economy hotel industry. During the quarter, we continued to capitalize on favorable industry trends and ongoing growth in China’s travel and lodging sector in order to expand our hotel chain, enhance customer loyalty and grow our customer base. Looking forward, we will make continuous efforts to enhance our customers’ experience across our hotel chain.”

Mr. Eric Haibing Wu, 7 Days Group’s Chief Financial Officer, added, “In the first quarter of 2011, we delivered a strong set of financial results. Going forward, we will further leverage economies of scales and streamline expenses to deliver sustainable growth and improve profitability. ”

First Quarter 2011 Unaudited Financial Results

Gross revenues. Gross revenues for the first quarter of 2011 were RMB447.4 million (US$68.3 million), representing a year-over-year increase of 39.7% from RMB320.2 million in the first quarter of 2010 and a decrease of 3.8% from RMB465.0 million in the fourth quarter of 2010.

3 RevPAR represents revenue per available room

Gross revenues from leased-and-operated hotels. Gross revenues from leased-and-operated hotels for the first quarter of 2011 were RMB405.7 million (US$62.0 million), a 29.7% increase from RMB312.9 million in the first quarter 2010 and a decrease of 3.5% from RMB420.5 million in the fourth quarter of 2010.

Gross revenues from managed hotels.  Gross revenues from managed hotels for the first quarter of 2011 increased by 474.6% year-over-year to RMB41.6 million (US$6.4 million) compared to the same period in the fiscal year 2010 and a decrease of 6.5% from RMB44.5 million in the fourth quarter of 2010.  During the first quarter of 2011, the Company opened 49 net managed hotels.

Total net revenues.  Total net revenues for the first quarter of 2011 were RMB420.7 million (US$64.2 million), representing a year-over-year increase of 39.2% from RMB302.2 million in first quarter 2010 and a quarter-over-quarter decrease of 4.2% from RMB439.1 million, primarily resulting from continued growth in the number of hotels in operation.

Hotel operating costs. Hotel operating costs for the first quarter of 2011 were RMB361.6 million (US$55.2 million), or 86.0% of total net revenues, compared with 78.7% of total net revenues in the fourth quarter 2010 and 85.6% of total net revenues in the first quarter in 2010.  The sequential increase in hotel operating costs as a percentage of the total net revenue from the fourth quarter of 2010 was due to a seasonal decline in operating performance while the costs were relatively fixed in the first quarter of 2011.

Sales and marketing expenses. Sales and marketing expenses for the first quarter of 2011 were RMB11.4 million (US$1.7 million), or 2.7% of total net revenues, compared with 1.9% of total net revenues in the same quarter in 2010 and 3.8% in the fourth quarter of 2010. The sequential decrease in sales and marketing expenses resulted from a decline in promotional activities in the first quarter; however, our overall level of sales and marketing activities remained higher than the prior year period.

General and administrative expenses. General and administrative expenses for the first quarter of 2011 were RMB40.3 million (US$6.2 million), or 9.6 % of total net revenues, compared to RMB24.9 million, or 8.2% of total net revenues in the same quarter in 2010, and RMB44.8 million, or 10.2% of total net revenues in the fourth quarter of 2010. The year-over-year increase in general and administrative expenses was a result of increased share based compensation expenses. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB30.4 million (US$4.6 million), or 7.2% of the total net revenues, compared to 7.6% of the total net revenues in the same period of 2010 and 8.3% in the previous quarter.

Accordingly, total operating costs and expenses was RMB413.3 million (US$63.1 million), representing 98.2% of total net revenues, compared to 95.7% of total net revenues in the same quarter of 2010 and 92.7% in the fourth quarter of 2010.

Income from operations. Income from operations for the first quarter of 2011 was RMB7.4 million (US$1.1 million), compared to RMB12.8 million in the first quarter 2010 and RMB32.1 million in the fourth quarter of 2010.  Non-GAAP income from operations was RMB18.2 million (US$2.8 million), compared to a non-GAAP income from operations of RMB15.6 million for the same quarter in 2010 and non-GAAP income from operations of RMB41.1 million in the fourth quarter of 2010.

EBITDA. EBITDA was RMB62.5 million (US$9.5 million) as compared to RMB52.9 million for the same period in 2010 and RMB84.7 million in the fourth quarter of 2010. Adjusted EBITDA for the first quarter of 2011 was RMB73.3 million (US$11.2 million), compared to RMB55.7 million for the same quarter in 2010 and RMB93.7 million in the fourth quarter of 2010.  Adjusted EBITDA margin was 17.4% during the first quarter of 2011, compared to 18.4% in same period of 2010 and 21.3% in the fourth quarter of 2010.

Interest expense. Interest expense for the first quarter of 2011 was RMB0.3 million, compared to RMB1.3 million for the same period in 2010 and RMB0.3 million in the fourth quarter of 2010.

Income tax expense. Income tax expense for the first quarter of 2011 was RMB3.4 million (US$0.5 million), compared to RMB5.9 million in the same period of 2010 and RMB10.9 million in the fourth quarter of 2010.

Net income attributable to 7 Days Group Holdings Limited ordinary shareholders. Net income attributable to 7 Days Group Holdings Limited ordinary shareholders was RMB4.3 million (US$0.7 million) in the first quarter of 2011, compared to RMB5.7 million in the first quarter of 2010 and RMB22.0 million in the fourth quarter of 2010.

Non-GAAP net income.  Non-GAAP net income was RMB15.1 million (US$2.3 million), compared to Non-GAAP net income of RMB8.5 million for the same quarter of 2010 and Non-GAAP net income of RMB31.0 million in the fourth quarter of 2010.

Basic and diluted earnings per ADS. Basic and diluted earnings per ADS were RMB0.09 (US$0.01) for the first quarter of 2011, compared to basic and diluted earnings per ADS of RMB0.12 and RMB0.11 for the same quarter in 2010 and the basic earnings and diluted per ADS of RMB0.45 in the fourth quarter 2010. Non-GAAP basic and diluted earnings per ADS were RMB0.30 (US$0.05) for the first quarter 2011, compared to non-GAAP basic and diluted earnings per ADS of RMB0.17 in the same quarter in 2010 and basic and diluted earnings per ADS of RMB0.61 and RMB0.60 in the fourth quarter 2010.

Cash and pledged bank deposits. As of March 31, 2011, the Company had cash and pledged bank deposits of RMB357.1 million (US$54.5 million), representing a quarter-over-quarter decrease of 9.3% from RMB393.5 million as of December 31, 2010 and a year-over-year decrease of 36.5% from RMB562.5 million as of March 31, 2010.

Operating cash flow. Net operating cash inflow for the first quarter of 2011 was RMB97.5 million (US$14.9 million), representing sequential quarter-over-quarter decrease of 0.3% from RMB97.8 million in the fourth quarter of 2010 and a year-over-year increase of 99.4% from RMB48.9 million in first quarter of 2010.

Guidance

The Company expects to generate total net revenues in the range of RMB475 million to RMB485 million in the second quarter of 2011, representing year-over-year growth of 35% to 38%. The forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

7 Days Group Holdings Limited senior management will host a conference call at 9:00 pm (Eastern) / 6:00 pm (Pacific) Wednesday, May 11, 2011, which is 9:00 am (Beijing) on Thursday, May 12, 2011 to discuss its first quarter 2011 financial results and recent business activity.  The conference call may be accessed by calling the following numbers:

China:	800 8190 121
Hong Kong:	852 2475 0994
US Toll Free:	1 866 519 4004
US New York:	1 718 354 1231
International:	65 6723 9381
Conference ID number:	6021 7791
Passcode:	7 Days

A live webcast of the conference call and replay will be available on the investor relations page of 7 Days Group’s website at http://en.7daysinn.cn/.

A telephone replay will be available shortly after the call.  The dial-in details are as follows:

US:	1 866 214 5335
International:	61 2 8235 5000
Conference ID number:	6021 7791

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Use of Non-GAAP Financial Measures

To supplement 7 Days Group's unaudited financial results presented in accordance with U.S. GAAP, the Company has used the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission (the “SEC”) to report its financial results:

-- Non-GAAP income from operations represents income from operations reported in accordance with GAAP, excluding share-based compensation expense.
-- Non-GAAP net income represents net income reported in accordance with GAAP, excluding share-based compensation expense.
-- Non-GAAP earnings per ADS represents non-GAAP net income divided by the number of ADS used in computing basic and diluted earnings per ADS.
-- EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income and expense, provision for income taxes, depreciation and amortization.
-- Adjusted EBITDA represents EBITDA, excluding share-based compensation expense.

The Company believes EBITDA is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions, if any, and income taxes. In addition, 7 Days Group believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of its financial performance. Given the significant investments that 7 Days Group has made in the past in property and equipment, depreciation and amortization expense comprises a meaningful portion of its cost structure. 7 Days Group believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains the Company considers to be outside the ordinary course of its business.  7 Days Group also calculates Adjusted EBITDA excluding share-based compensation expense. The Company prepares its financial statements in accordance with GAAP and, accordingly, expenses its employee share options. Since share-based compensation expenses are non-cash expenses, the Company believes excluding them from its calculation of EBITDA allows it to provide investors with a more useful tool for assessing its operating and financial performance.

The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, such as property and equipment, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of its results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of the Company’s liquidity. The Company compensates for these limitations by providing the relevant disclosure of its depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures, share-based compensation expense and other relevant items both in its reconciliations to the GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the Company’s performance. The terms EBITDA and Adjusted EBITDA are not defined under GAAP, and EBITDA and Adjusted EBITDA are not measures of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing the Company’s operating and financial performance, investors should not consider this data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, the Company’s EBITDA and Adjusted EBITDA may not be comparable to EBITDA or Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and Adjusted EBITDA in the same manner as the Company does.

For reasons same to the use of EBITDA and Adjusted EBITDA described above, the Company has also reported net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis, excluding share-based compensation expenses in the relevant period. These non-GAAP operating measures are useful for understanding and assessing the Company’s underlying business performance and operating trends and the Company expects to report net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis using a consistent method on a quarterly basis going forward.

7 Days Group believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing 7 Days Group’s financial performance and liquidity and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the periods set forth in the tables at the end of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, 7 Days Group’s beliefs as to the improvement of macro environment and conditions, the favorable industry trends and sector growth, the factors driving expected growth, its revenue guidance for the second quarter of 2011, the acceleration of increase of the size and scope of the Company’s hotel network, its ability to capitalize on industry trends and sector growth, to enhance customer loyalty and experience, to grow customer base, to leverage the economies of scale, to streamline expenses and to deliver sustainable growth. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, the Company’s operating results for any period are impacted significantly by the mix of leased-and-operated hotels and managed hotels in its chain, causing the Company’s operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: uncertainties associated with factors typically affecting the lodging industry, including changes in economic conditions, adverse weather conditions, natural disasters or outbreaks of serious contagious diseases in markets where the Company has a presence; uncertainties regarding the Company’s ability to respond to competitive pressures; uncertainties regarding the Company’s ability to manage its expected growth; uncertainties regarding the Company’s ability to continue its growth and achieve profitability; risks associated with the Company’s limited operating history and historical operating losses; uncertainties regarding the Company’s ability to fund its working capital needs; uncertainties regarding its ability to successfully and timely identify, secure or operate additional hotel properties. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2010 Annual Report on Form 20-F filed with the SEC on May 4, 2011 and is available on the SEC’s website at www.sec.gov. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of the Company’s 2010 Annual Report on Form 20-F. The Company’s actual results of operations for the first quarter 2011 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year end audit, which could result in significant differences from this preliminary unaudited financial information.

Contacts:

Investor Contact:
Vivian Chen, Investor Relations Senior Manager
7 Days Group Holdings Limited
+86-20-8922-5858
IR@7daysinn.cn

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +852 3196-3712

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

7 Days Group Holdings Limited Consolidated balance sheet information
	Quarter Ended
	31/Mar/10	31/Dec/10	31/Mar/11
	RMB' 000	RMB' 000	RMB' 000	US$'000
ASSETS
Current assets:
Cash	558,710	388,795	342,892	52,364
Pledged bank deposits	3,817	4,718	14,218	2,171
Accounts receivable	4,399	6,805	5,875	897
Prepaid rent	78,579	130,522	144,421	22,055
Other prepaid expenses and current assets	27,766	42,127	51,517	7,867
Hotel supplies	21,337	38,246	39,410	6,018
Deferred tax assets	8,713	23,001	29,964	4,576
Total current assets	703,321	634,214	628,297	95,948
Property and equipment, net	1,012,728	1,355,554	1,389,651	212,216
Rental deposits	41,266	53,718	56,447	8,620
Investment in and advances to an affiliate	1,811	1,588	1,484	227
Land use right	-	24,662	24,507	3,742
Prepaid rent	-	20,630	19,119	2,920
Other assets	-	-	3,300	504
Deferred tax assets	15,876	12,876	12,497	1,908
Total assets	1,775,002	2,103,242	2,135,302	326,085

LIABILITIES And EQUITY
Current liabilities:
Accounts payable	128,707	233,770	189,097	28,877
Bills payable	12,286	11,692	41,230	6,296
Short-term bank borrowings	-	-	18,000	2,749
Accrued expenses and other payables	158,476	281,050	286,451	43,744
Amounts due to related parties	5,232	-	-	-
Income taxes payable	8,183	19,603	19,767	3,019
Total current liabilities	312,884	546,115	554,545	84,685
Long-term bank borrowings	50,000	-	-	-
Accrued lease payments	123,859	153,206	163,932	25,035
Refundable deposits	22,148	17,950	17,450	2,665
Deferred revenue	4,874	1,944	1,944	297
Deferred rebate income	-	6,446	6,797	1,038
Borrowings from related parties	3,752	4,279	3,905	596
Total liabilities	517,517	729,940	748,573	114,316

Equity:
Ordinary shares	140,377	140,857	140,899	21,517
Additional paid-in capital	1,562,223	1,579,391	1,590,661	242,912
Accumulated other comprehensive income	30,551	15,649	11,569	1,767
Accumulated deficit	(479,210)	(367,234)	(362,894)	(55,418)
Total 7 Days Group Holdings Limited share holders' equity	1,253,941	1,368,663	1,380,235	210,778
Non-controlling interests	3,544	4,639	6,494	991
Total equity	1,257,485	1,373,302	1,386,729	211,769
Total liabilities and equity	1,775,002	2,103,242	2,135,302	326,085

7 Days Group Holdings Limited
Unaudited Consolidated Statements of Operations Information

	Quarter Ended
	Mar 31	Dec 31	Mar 31
	2010	2010	2011
	RMB'000	RMB'000	RMB'000	US$'000
Total Revenues	320,187	465,008	447,370	68,318
Leased-and-operated hotels	312,939	420,462	405,721	61,958
Managed hotels	7,248	44,546	41,649	6,360
Less: Business tax and surcharges	(18,012)	(25,945)	(26,705)	(4,078)
Net revenues	302,175	439,063	420,665	64,240

Operating costs and expenses
Hotel operating costs	(258,750)	(345,540)	(361,592)	(55,219)
Sales and marketing expenses	(5,673)	(16,644)	(11,360)	(1,735)
General and administrative expenses	(24,909)	(44,794)	(40,315)	(6,156)

Total operating costs and expenses	(289,332)	(406,978)	(413,267)	(63,110)
Income from operations	12,843	32,085	7,398	1,130

Other income (expenses)
Interest income	452	1,319	991	151
Interest expense	(1,256)	(256)	(263)	(40)
Equity loss of an affiliate	(77)	(17)	(10)	(2)
Income before income tax	11,962	33,131	8,116	1,239
Income tax expenses	(5,935)	(10,904)	(3,394)	(518)
Net income	6,027	22,227	4,722	721
Net income attributable to non-controlling interest	(312)	(244)	(383)	(58)
Net income attributable to 7 Days Group Holdings Limited shareholders	5,715	21,983	4,339	663

Basic earnings per ordinary share	0.04	0.15	0.03	0.004
Diluted earnings per ordinary share	0.04	0.15	0.03	0.004

7 Days Group Holdings Limited
Reconciliation of GAAP and Non-GAPP Results

EBITDA(non-GAAP)
	Quarter Ended
	Mar 31	Dec 31	Mar 31
	2010	2010	2011
	RMB'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	5,715	21,983	4,339	663
Interest income	(452)	(1,319)	(991)	(151)
Interest expense	1,256	256	263	40
Income tax expense	5,935	10,904	3,394	518
Depreciation and amortization	40,458	52,891	55,523	8,479
EBITDA (non-GAAP)	52,912	84,715	62,528	9,549
EBITDA%	17.5%	19.3%	14.9%	14.9%
Share-based compensation expenses	2,765	8,993	10,764	1,644

Adjusted EBITDA (non- GAAP) excluding share-based compensation expense	55,677	93,708	73,292	11,193
Adjusted EBITDA%	18.4%	21.3%	17.4%	17.4%

Non-GAAP net income attributable to 7 Days Group Holdings Limited Shareholders

	Quarter Ended
	Mar 31	Dec 31	Mar 31
	2010	2010	2011
	RMB'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited shareholders (GAAP)	5,715	21,983	4,339	663

Share-based compensation expenses	2,765	8,993	10,764	1,644

Net income attributable to ordinary shareholders excluding share-based compensation expense (Non GAAP net income)	8,480	30,976	15,103	2,307

Earnings per share
	Quarter Ended
	Mar 31	Dec 31	Mar 31
	2010	2010	2011
	RMB	RMB	RMB	USD
Basic earnings per ordinary share (GAAP)	0.04	0.15	0.03	0.004
Diluted earnings per ordinary share (GAAP)	0.04	0.15	0.03	0.004

Basic earnings per ordinary share (Non-GAAP), excluding share-based compensation expense, loss on debt extinguishment, change in fair value of ordinary share purchase warrants and deemed dividend	0.06	0.21	0.10	0.02

Diluted earnings per ordinary share (Non-GAAP), excluding share-based compensation expense, loss on debt extinguishment, change in fair value of ordinary share purchase warrants and deemed dividend	0.06	0.20	0.10	0.02

Denominator:
Basic weighted average number of ordinary shares	149,067,932	149,388,775	149,670,721
Diluted weighted average number of ordinary shares	150,032,563	151,566,823	151,238,112

	Quarter Ended
	31-Mar-10	31-Dec-10	31-Mar-11
	RMB '000	RMB '000	RMB’000	USD’000
Hotel operating cost
GAAP Result	(258,750)	(345,540)	(361,592)	(55,219)
% of Total net revenue	85.63%	78.70%	85.96%	85.96%
Share-based Compensation	592	566	817	125
% of Total net revenue	0.20%	0.13%	0.19%	0.19%
Non-GAAP Result	(258,158)	(344,974)	(360, 775)	(55,094)
% of Total net revenue	85.43%	78.57%	85.76%	85.76%

Sales and marketing expenses
GAAP Result	(5,673)	(16,644)	(11,360)	(1,735)
% of Total net revenue	1.88%	3.79%	2.70%	2.70%
Share-based Compensation	135	45	39	6
% of Total net revenue	0.04%	0.01%	0.01%	0.01%
Non-GAAP Result	(5,538)	(16,599)	(11,321)	(1,729)
% of Total net revenue	1.83%	3.78%	2.69%	2.69%

General and administrative expenses
GAAP Result	(24,909)	(44,794)	(40,315)	(6,157)
% of Total net revenue	8.24%	10.20%	9.58%	9.58%
Share-based Compensation	2,037	8,382	9,908	1,513
% of Total net revenue	0.67%	1.91%	2.36%	2.36%
Non-GAAP Result	(22,872)	(36,412)	(30,407)	(4,644)
% of Total net revenue	7.57%	8.29%	7.23%	7.23%

Total operating cost and expenses
GAAP Result	(289,332)	(406,978)	(413,267)	(63,111)
% of Total net revenue	95.75%	92.69%	98.24%	98.24%
Share-based Compensation	2,765	8,993	10, 764	1,644
% of Total net revenue	0.92%	2.05%	2.56%	2.56%
Non-GAAP Result	(286,567)	(397,985)	(402,503)	(61,467)
% of Total net revenue	94.83%	90.64%	95.68%	95.68%

Income from operations
GAAP Result	12,843	32,085	7,398	1,129
% of Total net revenue	4.25%	7.31%	1.76%	1.76%
Share-based Compensation	2,765	8,993	10,764	1,644
% of Total net revenue	0.92%	2.05%	2.56%	2.56%
Non-GAAP Result	15,608	41,078	18,162	2,773
% of Total net revenue	5.17%	9.36%	4.32%	4.32%

7 Days Group Holdings Limited
Operating Data

	As of and for the Quarter Ended
	Mar 31	Dec 31	Mar 31
	2010	2010	2011

Hotels in operation	346	568	619
Leased-and-operated hotels	239	321	323
Managed hotels	107	247	296

Hotels under conversion	101	197	214
Leased-and-operated hotels	35	25	42
Managed hotels	66	172	172

Total hotel rooms for hotels in operation	34,055	56,410	61,795
Leased-and-operated hotels	24,088	32,825	33,329
Managed hotels	9,967	23,585	28,466

Total hotel rooms for hotels under conversion	10,589	19,345	20,476

Number of cities covered for hotels in operation	55	89	96

Average occupancy rate	86.2%	83.9%	82.8%
Leased-and-operated hotels	89.6%	86.2%	85.7%
Managed hotels	77.7%	80.4%	79.0%

Average daily rate (in RMB)	156.5	162.4	152.5
Leased-and-operated hotels	159.1	166.5	156.9
Managed hotels	149.0	155.4	146.5

RevPAR (in RMB)	135.0	136.3	126.2
Leased-and-operated hotels	142.5	143.4	134.5
Managed hotels	115.7	124.9	115.8

Overnight occupancy rates	82.8%	81.6%	80.1%
Leased-and-operated hotels	86.0%	83.8%	83.1%
Managed hotels	74.7%	78.0%	76.4%